UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9F/A
(Amendment No. 2)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder
INTERNATIONAL ROYALTY CORPORATION
(Name of Subject Company)
INTERNATIONAL ROYALTY CORPORATION
(Name of Person(s) Filing Statement)
Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Common Shares
(Title of Class of Securities)
460277106
(CUSIP Number of Class of Securities)
Douglas B. Silver
Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, CO 80112
(303) 799-9020
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)
With copies to:

Sonny Allison	Michael J. Bourassa
Perkins Coie LLP	Richard J. Steinberg
1899 Wynkoop Street, Suite 700	Fasken Martineau DuMoulin LLP
Denver, CO 80202	66 Wellington Street West
(303) 291-2300	Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6
(416) 366-8381

This Amendment No. 2 to Schedule 14D-9F (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (as amended, the “Schedule 14D-9F”) initially filed with the U.S. Securities and Exchange Commission on December 31, 2009 by International Royalty Corporation. The Schedule 14D-9F relates to the cash tender offer by 7293275 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of Franco-Nevada Corporation (the “Parent”), to purchase all of the issued and outstanding shares of International Royalty Corporation’s common stock at a price per share of C$6.75 in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated December 14, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ITEM 1. Home Jurisdiction Documents
Directors’ Circular, December 28, 2009, of International Royalty Corporation (the “Directors’ Circular” ), previously filed with International Royalty Corporation’s Schedule 14D-9F/A on January 7, 2010.
ITEM 2. Informational Legends
See “Notice to United States Holders” on the outside front cover of Directors’ Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1	Royal Gold Inc. Arrangement Agreement dated December 17, 2009 *

1.2	Material Change Report of International Royalty Corporation dated December 24, 2009 **

1.3	Press Release Dated December 29, 2009 **

1.4	Press Release Dated January 11, 2009

*	Incorporated by reference to International Royalty Corporation’s Form 6-K furnished to the Securities and Exchange Commission, dated December 28, 2009.

**	Previously filed with International Royalty Corporation’s Schedule 14D-9F on December 31, 2009 (File No. 005-82680)

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process
(a)	At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F/A or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL ROYALTY CORPORATION
Dated: January 11, 2010	By:	/s/ Douglas B. Silver
Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

Exhibits:

1.1	Royal Gold Inc. Arrangement Agreement dated December 17, 2009 *

1.2	Material Change Report of International Royalty Corporation dated December 24, 2009 **

1.3	Press Release Dated December 29, 2009 **

1.4	Press Release Dated January 11, 2009

*	Incorporated by reference to International Royalty Corporation’s Form 6-K furnished to the Securities and Exchange Commission, dated December 28, 2009.

**	Previously filed with International Royalty Corporation’s Schedule 14D-9F on December 31, 2009 (File No. 005-82680)